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                                Filed by Seacoast Financial Services Corporation

                                Pursuant to Rule 425 under the Securities Act of 1933, as amended.

                                Subject Company: Bay State Bancorp, Inc.
                                Commission File No.: 001-13691

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Bay State Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger;
(5) the stockholders of Bay State may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Bay State's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

Seacoast and Bay State have filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6102. In addition, documents filed with the SEC by Bay State can be obtained, without charge, by directing a request to Bay State Bancorp, Inc., 1299 Beacon Street, Brookline, Massachusetts 02446, Attn: Corporate Secretary, telephone (617) 739-9500. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Bay State and its directors and executive officers

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may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Bay State and their ownership of Bay State common stock is set forth in the proxy statement/prospectus.

THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 5:00 P.M. EASTERN STANDARD TIME ON MAY 28, 2003 BY SEACOAST FINANCIAL SERVICES CORPORATION AND BAY STATE BANCORP, INC.


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                                            CONTACT: JAMES R. RICE, 508.984.6102
                                                           SENIOR VICE PRESIDENT
                                         SEACOAST FINANCIAL SERVICES CORPORATION

                                                 MICHAEL O. GILLES, 617.739.9548
                                                   SENIOR VICE PRESIDENT AND CFO
                                                         BAY STATE BANCORP, INC.


FOR IMMEDIATE RELEASE

             SEACOAST FINANCIAL SERVICES CORPORATION RECEIVES FINAL REGULATORY APPROVAL TO ACQUIRE BAY STATE BANCORP, INC.

New Bedford, MA - May 28, 2003 - Seacoast Financial Services Corporation ("Seacoast") (Nasdaq: SCFS) announced today that it has received the final regulatory approval necessary to complete its acquisition of Bay State Bancorp, Inc. ("Bay State") (AMEX: BYS), Brookline, Massachusetts. The acquisition is expected to be finalized after the close of business on May 31, 2003.

Under the terms of the acquisition, each outstanding share of Bay State common stock will be converted into the right to receive $27.00 in cash or 1.257 shares of Seacoast common stock, subject to election and allocation procedures intended to ensure that, in the aggregate, 55% of the outstanding shares of Bay State common stock are exchanged for Seacoast common stock and 45% are exchanged for cash. Bay State shareholders were given the opportunity to elect to receive shares of Seacoast common stock, cash or a combination of stock and cash in exchange for their shares of Bay State common stock in an election process that ended on May 22, 2003. Shortly after consummation of the acquisition, Seacoast expects to announce the results of the election and the pro-ration rate, based on the elections of Bay State shareholders and the terms of the acquisition.

As part of the acquisition, Bay State's wholly owned subsidiary, Bay State Federal Savings Bank, will merge with Seacoast's wholly owned subsidiary, Compass Bank for Savings. Bay State Federal Savings Bank will continue to operate under its current name until the systems integration is completed, which is expected to occur in the fourth quarter of 2003.

Kevin G. Champagne, President and CEO of Seacoast commented, "As I stated when we announced this transaction in December 2002, we are excited to take this significant step toward expanding the CompassBank franchise to the attractive greater Boston market area. Bay State customers will benefit from having expanded deposit insurance coverage, greater convenience through an expanded network of branches and ATMs and a broader selection of products and services. We continue to evaluate opportunities to further expand in the greater Boston market through acquisition and/or de novo branching. We

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believe that capital deployed in the greater Boston market area will yield improved stockholder returns going forward."

Seacoast Financial Services Corporation is the holding company for CompassBank and Nantucket Bank and is headquartered in New Bedford, Massachusetts. CompassBank is a $3.3 billion Massachusetts chartered savings bank serving Southeastern Massachusetts through a network of 40 full service branch offices and 46 branch and remote ATMs, a customer call center and on-line banking at www.compassbank.com. Nantucket Bank is a $468 million state chartered savings bank serving Nantucket Island with 3 full service branch offices. CompassBank ranks as the second largest publicly traded savings bank headquartered in Massachusetts. The banks provide a wide array of financial services including consumer banking, mortgage lending, commercial lending, consumer finance, private banking and alternative investments to retail and business customers.

Bay State Bancorp. Inc. is the holding company for Bay State Federal Savings Bank and is headquartered in Brookline, Massachusetts. Bay State Federal Savings Bank is a $597 million federally-chartered savings bank, which currently operates six banking offices and an administrative office in Norfolk and Suffolk counties.

THE FOREGOING CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE NOT HISTORICAL FACTS AND INCLUDE EXPRESSIONS ABOUT MANAGEMENT'S CONFIDENCE AND STRATEGIES AND MANAGEMENT'S EXPECTATIONS ABOUT NEW AND EXISTING PROGRAMS AND PRODUCTS, RELATIONSHIPS, OPPORTUNITIES, TECHNOLOGY AND MARKET CONDITIONS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. THESE INCLUDE, BUT ARE NOT LIMITED TO, THE DIRECTION OF MOVEMENTS IN INTEREST RATES, THE POSSIBILITY OF DISRUPTION IN CREDIT MARKETS, SUCCESSFUL IMPLEMENTATION AND INTEGRATION OF ACQUISITIONS, THE EFFECTS OF ECONOMIC CONDITIONS AND THE IMPACT OF LEGAL AND REGULATORY BARRIERS AND STRUCTURES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. SEACOAST FINANCIAL ASSUMES NO OBLIGATION FOR UPDATING ANY SUCH FORWARD-LOOKING STATEMENTS AT ANY TIME.